January 27, 2026

Jill Wyant
Chief Executive Officer
Madison Air Solutions Corporation
444 West Lake Street, Suite 4460
Chicago, IL 60606

        Re: Madison Air Solutions Corporation
            Draft Registration Statement on Form S-1
            Submitted December 12, 2025
            CIK No. 0002098430
Dear Jill Wyant:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 12, 2025 Graphics, page i

1. Please balance the net sales information in your graphics to also include net income or loss for the corresponding net sales metric. Further, ensure that the footnotes in your graphics are in a readable font. We are unable to read the footnotes on the fourth page of your graphics.
2. Your graphics reference industry statistics cited to sources dating from as far back as 2015. Please clarify the relevance of this data and advise us if there is more current information available.
Segment Overview, page 4

3. You indicate that one of your major brands is Nortek and you offer Nortek Air Solutions and Nortek Data Center Cooling products and services, but divested Nortek Global
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Page 2

       HVAC LLC on October 7, 2024. Please describe the assets and products and services divested with Nortek Global HVAC LLC and any material arrangements that impact your current Nortek-related businesses.
Prospectus Summary
Our Strengths, page 8

4. Please provide a more detailed description of what you mean by the 80/20 Operating
       Model" and explain how management implements the model. Discuss the "critical priorities" that you focus on to generate results.
Organizational Transactions, page 23

5. Please revise to include a diagram of your corporate organizational structure both before and after the Organizational Transactions and the Offering, including the equity ownership and voting control of each entity and shareholder group.
6.     You indicate that you will have indemnification, separation, and tax management
       agreements with Madison Industries International Holdings, LLC (Madison Industries
       International), which you describe as an    affiliate    of Madison
Industries Holdings LLC
       (Holdings). Please explain the relationship between Madison Industries International and Holdings and clarify which entity, either Holdings or Madison Industries
       International, is contributing the shares of MIAQ Solutions to Madison Air Solutions
       Corporation as part of Organizational Transactions. If Madison Industries International is
       a wholly owned subsidiary of Holdings, please indicate so in your prospectus.
7. Please ensure that each step in the Organizational Transactions are described in appropriate detail. Further, ensure any material subsidiaries are included in your organizational charts, specifically any that are identified in this prospectus.
8. Please clarify the role of the investors of Investors LLC and Co-Investors LLC in the
       Organizational Transactions. Provide more details of the investors of these Parent
       Entities and their current ownership in Holdings or its subsidiaries. For example, clarify whether there are separate LLCs created when underlying businesses were purchased by
       Holdings and LLC units were issued to the prior owners and management, and/or institutional investors.
9.     We note that the company intends to effect a spin-off from Madison
Industries
       International as part of the reorganization. Please explain whether any securities will be issued with the transaction and whether you intend to register those securities. Discuss the timing of your separation from Madison Industries International and whether the separation is a condition for this initial public offering. Also, tell us your consideration to include pro forma information reflecting the spin-off transaction. Refer to Rule 11-
       01(a)(7) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 92

10. Please revise to discuss and quantify, to the extent applicable, the factors impacting the fluctuations in your metrics from period to period, including any offsetting factors.
 January 27, 2026
Page 3
Business
Segment Overview, page 121

11. Please provide more detail of your sales, marketing and distribution operations for both your Commercial and Residential Segments. For example, describe the nature of the manufacturers' sales representatives, as to who they are and which manufacturers they represent. Please describe your material distributor and reseller arrangements.
12. On page 40, you refer to your "decentralized organizational structure." Please explain here what you mean by decentralized organizational structure and how it affects your operations compared to traditional manufacturers. Clarify if your organizational structure is related to your M&A strategy.
Competition, page 141

13. We note that you currently have about 8% in net sales of the TAM in the markets in which you compete and offer solutions. Please provide more information about your competitors in each of the material markets that you compete in. Clarify if there are any national competitors with similar or larger size or scope.
Government Regulations, page 142

14. You briefly reference environmental laws and regulations. Please clarify if any of the federal energy efficiency laws or standards that apply to the HVAC industry materially affect your business.
Description of Certain Indebtedness, page 166

15. Please expand your discussion of the effect of the restrictive covenants as to your ability to implement your M&A Strategy. It is unclear the extent that your lenders will be involved in your ability to enter mergers, divestitures, transactions with Holdings, or raise additional financing. To the extent there are any materiality thresholds or terms, please clarify.
Description of Capital Stock, page 171

16. You disclose that holders of your Class B and Class A common stock will vote together as a single class on all matters submitted to a vote of stockholders except for certain
       amendments to your certificate of incorporate or as    otherwise
required by law." Please
       briefly describe the circumstances under which a separate vote by each of your Class A and Class B common stock would be required by law.
General

17.    We note disclosure throughout the filing of    combined    net sales for
the year ended
       December 31, 2024, of $3.1 billion, and a related estimated 8% of the $40 billion market share held as of that same date, which assumes the acquisition of AprilAire on January 1,
       2024. Also, the image disclosed on pages 2 and 117 includes combined net sales for fiscal years 2024 and 2023 as if AprilAire had been acquired as of the beginning of those periods presented. Please clarify how intercompany sales between the company and
       AprilAire, if any, are reflected in the combined sales amounts. Tell your basis for providing combined information for periods in which you did not own AprilAire and the
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Page 4

       specific guidance you relied upon. In your response, address how you considered the guidance in Rule 11-02(c)(2)(i) of Regulation S-X. In addition, where you present this supplemental combined net sales information, revise to also include a discussion of the historical net sales for Madison Solutions only with equal or greater prominence.
18. We note your inclusion of various images throughout the filing (i.e., pages 2, 3, 117 and cover page graphics) that include certain non-GAAP information such as Adjusted
       EBITDA Margin and Free Cash Flow Conversion percentage without disclosure of related GAAP measures. Similarly, you disclose compound annual growth rate (CAGR)
       of Adjusted EBITDA from January 1, 2020, to October 31, 2025, on page 12 without presenting CAGR of GAAP net income for the same period. Please revise to present the related GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of
       Regulation S-K and Question 102.10(a) of the Non-GAAP C&DIs.
19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   A.J. Million, Esq.